SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release	October 4, 2006 at 10.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso intends to close down its Reisholz and Berghuizer mills

Summa and Uetersen mills are to continue operating while further improving their financial performance

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has announced its intention to close down Reisholz Mill in Germany and Berghuizer Mill in the Netherlands. The planned closures are subject to local consultation. Summa Mill in Finland and Uetersen Mill in Germany will remain in operation while further improving their financial performance.

These four mills have been under scrutiny since the announcement of Stora Enso’s Asset Performance Review (APR) in October 2005. During the past year all four mills have implemented a number of actions to increase their competitiveness. The performance of each of these mills following these improvements has been evaluated using a range of financial and operational measures, with long-term profitability and strategic fit as key criteria.

Reisholz and Berghuizer mills planned to be closed due to lack of profitability

Reisholz Mill, which is part of Stora Enso’s Publication Paper division, is planned to be closed in phases by the end of 2007. The intention to close the mill is based on its lack of profitability. Further increasing energy and wood prices in Germany also influenced the decision. Reisholz Mill, which produces improved super-calendered (SC) papers, has a total annual production capacity of 215 000 tonnes. The mill has 378 employees.

Berghuizer Mill, which is part of Stora Enso’s Fine Paper division, is planned to be closed during 2007. The intention to close the mill is based on its lack of profitability. The annual production capacity of Berghuizer Mill, which produces woodfree uncoated (fine) paper (e.g. copy and printing paper), is 235 000 tonnes. The mill has 297 employees.

Stora Enso intends to supply customers of Reisholz and Berghuizer mills from its other mills following the planned closures.

Stora Enso will record total provisions and write-downs related to the planned closures of EUR 270 million in the third quarter of 2006. Approximately EUR 180 million of the provisions will have a cash impact. The cash impact will be realised as the actions occur. A significant portion of the cash cost is expected to be offset by income from realisable assets.

Reisholz and Berghuizer mills had combined external sales of EUR 142 million in the first six months of 2006. In the same period the combined operating profit was slightly negative. Working capital at the end of June 2006 was EUR 30 million.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

Summa Mill has improved its financial performance through locally agreed efficiency measures

Summa Mill, which is part of Stora Enso’s Publication Paper division, has improved its financial performance. Local agreements have been concluded on operator maintenance and sharing maintenance resources with other mills in Kymenlaakso, and salary and wage freezes and changes to salary and wage structures have reduced costs. The mill has also been gradually shifting its standard newsprint production towards higher-value-added products such as improved newsprint, book paper and magazine paper.

Uetersen Mill continues with combined product offering with Oulu Mill

Uetersen Mill, which is part of Stora Enso’s Fine Paper division, has in combination with Oulu Mill in Finland an important role in the graphic (coated fine) paper business area’s product portfolio. Uetersen Mill is centrally located close to large customer groups but has also improved its financial performance. The measures to improve financial performance include reduction of personnel and adjustments of local labour agreements.

Both Summa Mill and Uetersen Mill are expected to operate without new investments for at least the next several years.

“The work that has been done in Summa and Uetersen mills recently has resulted in improved profitability, but further profit improvement is still needed,” comments Stora Enso’s CEO Jukka Härmälä. “The analysis of the alignment of the Group’s strategy and its product and production asset portfolio continues. We are committed to further enhancing profits to achieve our return on capital target by continuing to monitor closely the performance of not only these two mills but all our assets.”

Stora Enso’s second half 2006 results and non-recurring items for third quarter 2006

The Group’s reported operating profit for the third quarter is expected to be negatively impacted by relatively high maintenance stoppage costs, necessary market-related curtailments in the coated magazine paper business area and costs related to a labour dispute as a consequence of machine closures at Corbehem Mill. In the fourth quarter the impact of market-related curtailments and costs related to a labour dispute at Corbehem Mill continues, in addition to the negative impact of the gradual start-up of the Port Hawkesbury Mill.

Stora Enso will record the following non-recurring items in its operating result for the third quarter 2006:

•	a capital gain of about EUR 186 million, including an additional dividend, on the divestment of Celbi Pulp Mill in Portugal, which was finalised in August.

•	impairment and restructuring provisions of EUR 47 million on the divestment of Wolfsheck Mill in Germany, which was finalised in September.

•	an additional restructuring provision of EUR 7 million relating to the social plans at Corbehem Mill in France and previously announced machine closures.

•	impairments of EUR 21 million and restructuring provisions of EUR 3 million relating to Stora Enso Timber’s fixed asset impairments in Germany and Estonia, and to restructuring of Stora Enso Timber’s sales network.

•	a provision of approximately CAD 20 million (EUR 14 million) relating to post-employment benefits at Port Hawkesbury Mill in Canada as a result of the new labour agreement and decision to restart the mill.

•	provisions and write-down of EUR 270 million relating to the planned closures of Berghuizer and Reisholz mills.

Stora Enso Oyj
Business ID 1039050-8

2(3)

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

CONFERENCE CALL FOR MEDIA AND ANALYSTS

A conference call for media representatives and analysts will be arranged today at 15:00 Helsinki time (13:00 UK time). Dial-in numbers are as follows: +44 (0)20 7806 1955 from Europe and +1 718 354 1388 from the USA

A live webcast of the conference call can be accessed from www.storaenso.com/investors.

OTHER SUPPLEMENTARY MATERIAL

Presentation material will be available at 14:00 Helsinki time (12:00 UK time) on www.storaenso.com/investors.

A map of the mills under scrutiny is available at http://bmt.storaenso.com/storaensolink.jsp?imageid=20061004 Please, copy and paste the link into your web browser.

For free broadcast-standard video content about Stora Enso, please log onto www.thenewsmarket.com/storaenso. You can preview and request broadcast-standard video which will be delivered digitally or by tape. Registration and video is free to the media.

Previous press releases concerning Stora Enso’s profit improvement programmes available at www.storaenso.com/press:

•	1 September 2006: Stora Enso finalises the divestment of Wolfsheck Mill

•	25 August 2006: Stora Enso divests its Wolfsheck Mill to ARQUES

•	8 August 2006: Stora Enso finalises divestment of Celbi Pulp Mill and sale of Advance Agro shares

•	31 July 2006: Stora Enso finalises the divestment of Pankakoski Mill

•	21 July 2006: Stora Enso sells its Pankakoski Mill to a group of private investors

•	8 June 2006: Stora Enso sells its Celbi Pulp Mill to Altri

•	31 March 2006: Stora Enso finalises the divestment of Grycksbo Mill

•	22 March 2006: Stora Enso Timber restarts Veitsiluoto Sawmill at lower production volume

•	2 March 2006: Stora Enso to sell its Grycksbo and Linghed mills

•	21 December 2005: Stora Enso’s profitability improvement programmes ahead of schedule

•	27 October 2005: Stora Enso creates platform for stronger financial performance

•	23 August 2005: Stora Enso is exploring the possibility of selling its Grycksbo Mill

•	20 June 2005: Stora Enso Timber completes negotiations with its personnel at Veitsiluoto Sawmill

•	3 May 2005: Stora Enso Timber to start negotiations with its personnel at Veitsiluoto Sawmill

Stora Enso Oyj
Business ID 1039050-8

3(3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel